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October 31, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Lisa Beth Lentini, Esq.
Lily Dang
Mail Stop 7010

Re:	EMTA Holdings, Inc. (the “Company”)
Amendment No. 2 to
Registration Statement on Form S-1
File No. 333-136583

Dear Ms. Lentini:

On behalf of the Company, we are hereby enclosing two copies of amendment No. 2 to the Company’s registration statement on Form S-1 (the “Registration Statement”) that was filed on August 14, 2006.

By letter dated October 26, 2006, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on amendment No. 1 to the Registration Statement. Following are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment. Page references are to the marked version of the Registration Statement.

Form S-1/A1 Filed October 4, 2006

1.	We reissue prior comment 36. We may have comments once you file the opinion of counsel and any other omitted exhibits.

The Company advises the Staff again that it believes that it has filed all exhibits required to be filed. In addition, the Company advises the Staff that the opinion of counsel was filed previously but was inadvertently mislabled as Exhibit 23.1. The Company is hereby refiling the opinion as exhibit 5.1.

Management’s Discussion and Analysis
Results of Operations

Three Months Ended June 30, 2006 Compared to Three Months Ended June 30, 2005, page 15

2.
Please revise your disclosure under Net Sales to explain your increase for the three months ended June 30, 2006 compared to three months ended June 30, 2005, instead of for the year ended March 31, 2006. Additionally, expand your disclosure to explain the reasons for your decrease in cost of sales and/or increase in gross profit.

The Company has revised the disclosures relating to periods for financial reporting. In addition, the Company has expanded the disclosure regarding the decreased costs in the sub-captions Net Sales and Cost of Sales in the Results of Operations for the Three Months Ended June 30, 2006 compared to the three months ended June 30, 2005.

Consolidated Statements of Stockholders’ Equity, page F- 14

3.
We note that in response to prior comment 26, you revised your statements of stockholders’ equity to reflect net share adjustments for your two reverse mergers on a retroactive basis. Ordinarily the legal acquirer’s shares outstanding immediately before the reverse mergers should be shown on the same lines as the net assets acquired (or net liabilities assumed), as though issued by the accounting acquirer. Please further revise your statements of stockholders’ equity to reflect this correction. Also expand your disclosure in Note 1 to specify the number of shares exchanged in each reverse merger transaction, as previously requested.

The Company has revised the Statements of Stockholders’ Equity for the periods from April 1, 2003 through March 31, 2006 to include the net liabilities assumed in the two reverse acquisitions together with the net shares issued as of the earliest date presented in the Statement. The Company has also included the shares issued in each transaction in Note 1 to the Notes to Consolidated Financial Statements for the three years ended March 31, 2006.

Note 1 — The Company, page F-16

4.
We note your response to prior comment 27, concluding that based on your analysis of the White Sands transaction, you acquired assets rather than a business. Please expand your disclosure to include this clarification, and the reasons for your conclusion. Further, since neither the Omni nor White Sands transactions are business acquisitions, we see no support for your pro forma presentation in Note 12. Please revise accordingly.

The Company has removed Note 12 and expanded Note 1 for each of these acquisitions to account for the fact that White Sands was not an operating business at the time of acquisition.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/ Louis A. Brilleman

Louis A. Brilleman